Exhibit 99.1

EXHIBIT A

e-Future’s CFO Nominated and Gets to Work

BEIJING, January 4, 2007 Xinhua-PRNewswire – e-Future Information Technology Inc. (“e-Future”) announced on December 21, 2006, Ms. Ping Yu was nominated as e-Future’s CFO by the Board of e-Future according to the recommendation of Governance committee of the Board. She began work on January 1, 2007.

Ms. Yu is a Certified Public Accountant of the United States. She received a bachelor’s degree from Hubei University and a master’s degree in Business Administration from Rutgers University. From 1993 to 2001, Ms. Yu served various positions in different corporations. From a Senior Accountant of Longchamp Sales Corp., a Senior Analyst of Citic Industrial Bank, to the Chief Officer of the Accounting Department of Walkalone Real State Co., she mastered solid professional knowledge and advanced management experience in the field of Accounting. In 2001, Ms. Yu studied at Rutgers University where she received her master’s degree and after this, served as an auditor for Golf & Wrobleski CPA’s in New York. In 2004, on returning to China, Ms. Yu served as manager of the internal auditing section of Dongfeng Nissan, responsible for internal control and risk management tasks, leading several big auditing projects, each amounting over a half a billion Chinese Yuan. Before being employed by e-Future, Ms. Yu served as a specialist in Beijing Smartdot Technologies, Inc., providing consultation to companies listed in the United States on meeting the requirements of the Sarbanes-Oxley Act as well as helping companies implement the COSO-Enterprise Risk Management-Integrated framework.

About e-Future

e-Future is a leading provider of integrated software and professional services for manufacturer, distributors, wholesalers, logistic companies and retailers in China’s supply chain front market.

e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout, and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. e-Future’s software solutions business is enhances and supported by its consulting services and ongoing maintenance on existing software installations.

e-Future has over 500 customers, 30% of the top 30 retailers in China and 30% of the top 500 retailers in China. And e-Future has also been selected to provide the retailer software for upwards of 500 retail stores (Mickey Space) that will be selling Disney products in China. In additional, e-Future provides products and services to Proctor & Gamble, Changan-Ford, B&Q, Panric, Haier, Gucci, Suning, PARKSON, SOGO, Wangfujing, Homeway, Orient Home, and other large companies operating in China’s domestic markets.

For more information about e-Future, please visit http://www.e-future.com.cn English channel.